Exhibit 99.1

Pembina Pipeline Corporation Reports Results for the First Quarter 2021 and Provides Business Update

Business fundamentals returning to pre-pandemic levels; important ESG and global market access milestones achieved

All financial figures are in Canadian dollars unless otherwise noted. This news release refers to certain financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"), including net revenue; adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"); cash flow from operating activities per common share; adjusted cash flow from operating activities; and adjusted cash flow from operating activities per common share. For more information see "Non-GAAP Measures" herein.

CALGARY, AB, May 6, 2021 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) announced today its financial and operating results for the first quarter of 2021.

Highlights

  Strong start to the year - First quarter earnings of $320 million and adjusted EBITDA of $835 million, both being consistent with the same period in the prior year, yet reflecting an improving business environment relative to most of 2020. Excluding the impact of hedging in the quarter, adjusted EBITDA reached new record levels. Notably, the first quarter benefited from higher natural gas liquids ("NGL") and crude oil prices and margins, which drove improved results in Pembina's marketing business and steady increases in volumes on many of Pembina's systems compared to the average levels in 2020. These positive contributions were offset by certain hedging losses.
  Global market access - Prince Rupert Terminal ("PRT") entered service at the end of the quarter and as of April 22, two vessels had departed PRT, destined for international markets. In addition, Pembina has entered into a one-year agreement with a subsidiary of Mitsui & Co., Ltd. ("Mitsui") for the purchase of substantially all of the post-commissioning cargos shipped from the terminal.
  Emissions reductions - Signed a long-term, 100 megawatt ("MW") power purchase agreement ("PPA") that supports development of the 130 MW Garden Plain Wind Project ("Garden Plain") in Alberta. The PPA provides cost-competitive renewable energy and will generate approximately 135,000 tonnes of carbon dioxide equivalent emission ("CO2e") offsets annually, or an estimated total of 1.8 million tonnes of CO2e emission offsets. The emissions reductions collectively available from the PPA and the Empress cogeneration facility represent approximately seven percent of Pembina's 2019 reported greenhouse gas emissions.
  Executive transitions - Retirement of two of Pembina's long-standing executive officers, Paul Murphy, Senior Vice President & Corporate Services Officer, and Jason Wiun, Senior Vice President & Chief Operating Officer, Pipelines. As a result of these retirements, Janet Loduca has been promoted to Senior Vice President, External Affairs and Chief Legal and Sustainability Officer, and Harry Andersen has been appointed Senior Vice President & Chief Operating Officer, Pipelines.
  New assets in service - Pembina, through its joint venture Veresen Midstream, safely completed the start-up of the Hythe Developments project at the existing Hythe Gas Plant.
  Credit rating upgrade - On April 28, 2021, DBRS Limited upgraded its ratings to 'BBB (high)' in respect of Pembina's senior unsecured medium-term notes.

Financial and Operational Overview

	3 Months Ended March 31
($ millions, except where noted)(unaudited)	2021	2020(3)
Infrastructure and other services revenue	745	748
Product sales revenue	1,300	923
Total revenue	2,045	1,671
Net revenue(1)	999	865
Earnings	320	319
Earnings per common share – basic & diluted (dollars)	0.51	0.51
Cash flow from operating activities	456	410
Cash flow from operating activities per common share – basic (dollars)(1)	0.83	0.75
Adjusted cash flow from operating activities(1)	582	576
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.06	1.05
Common share dividends declared	346	346
Dividends per common share (dollars)	0.63	0.63
Capital expenditures	127	483
Total volume (mboe/d)(2)	3,482	3,508
Adjusted EBITDA(1)	835	830

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.
(3)	Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's management's discussion and analysis for the three months ended March 31, 2021 ("MD&A") and Note 2 to Pembina's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 ("Interim Financial Statements").

Financial and Operational Overview by Division

	3 Months Ended March 31
		2021			2020
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit(4)	Adjusted EBITDA(2)
Pipelines	2,587	359	529	2,629	399	550
Facilities	895	197	269	879	176	256
Marketing & New Ventures(3)	—	73	90	—	157	55
Corporate	—	1	(53)	—	1	(31)
Total	3,482	630	835	3,508	733	830

(1)	Volumes for Pipelines and Facilities divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed NGL volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures Division" in Pembina's MD&A for further information.
(4)	Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.

Financial & Operational Highlights

Adjusted EBITDA

Change in First Quarter Adjusted EBITDA ($ millions) (1)

Change in First Quarter Adjusted EBITDA ($ millions) (1) (CNW Group/Pembina Pipeline Corporation)

Pembina reported record first quarter adjusted EBITDA of $835 million, consistent with the same period in the prior year. The first quarter of 2021 was positively impacted by increased marketed NGL volumes and higher margins on NGL and crude oil sales, combined with new assets placed into service in Facilities and higher supply volumes at the Redwater Complex. These factors were largely offset by lower interruptible volumes on certain systems in Pipelines, an increase in realized losses on commodity-related derivatives, and higher general & administrative and other expenses largely driven by increased long-term incentives, offset by lower salaries and wages and lower acquisition related costs. The increase in long-term incentives was driven by an increasing share price in the first quarter of 2021 compared to a decreasing share price in the first quarter of 2020.

(1)	Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.

Earnings

Change in First Quarter Earnings ($ millions)(1)(2)'

Change in First Quarter Earnings ($ millions)(1)(2) (CNW Group/Pembina Pipeline Corporation)

(1)	Comparative 2020 period has been restated. See "Voluntary Change in Accounting Policy" in Pembina's MD&A and Note 2 to the Interim Financial Statements.
(2)	Marketing & New Ventures results ex. hedging activities includes gross profit for Marketing & New Ventures less realized and unrealized losses on commodity-related derivative financial instruments.

Pembina reported earnings in the first quarter of $320 million, consistent with the same period in the prior year. In addition to the factors positively impacting adjusted EBITDA, as noted above, earnings were positively impacted by a decrease in net finance costs due to lower foreign exchange losses as a result of hedge accounting adopted in the second quarter of 2020 and an increase in the value of the Canadian dollar relative to the U.S. dollar. Earnings were also positively impacted by a decrease in current tax expense as a result of lower taxable income and a reduction in the Alberta corporate tax rate. Earnings were negatively impacted by an unrealized loss on commodity-related derivative financial instruments in the first quarter of the current year, compared to a significant gain in the first quarter of the prior year, and a lower share of profit from Ruby.

Cash Flow From Operating Activities

Cash flow from operating activities of $456 million for the first quarter was an increase of 11 percent over the same period in the prior year. The increase was driven primarily by a decrease in taxes paid, due to lower taxable income related to 2020, combined with the increase in operating results after adjusting for non-cash items, partially offset by a change in non-cash working capital. A lower distribution from Ruby was partially offset by higher distributions from other equity accounted investees. On a per share (basic) basis, cash flow from operating activities for the first quarter increased by 11 percent compared to the same period in the prior year due to the same factors.

Adjusted Cash Flow From Operating Activities

Adjusted cash flow from operating activities of $582 million was one percent higher compared to the same period in the prior year. The same factors impacting cash flow from operating activities, discussed above, net of the decrease in taxes paid and change in non-cash working capital, largely offset an increase in accrued share-based payment expense, driven by Pembina's increasing share price in the first quarter of 2021 compared to a decreasing share price in the first quarter of 2020. On a per share (basic) basis, adjusted cash flow from operating activities for the first quarter also increased by one percent due to the same factors.

Volumes

Total volume of 3,482 mboe/d for the first quarter represents an approximately one percent decrease over the same period in the prior year. As discussed in further detail below, the decrease is the result of lower interruptible volumes in Pipelines due to reduced upstream activity in 2020, partially offset by higher supply volumes at the Redwater Complex, higher seasonal volumes on Alliance Pipeline and higher interruptible volumes on Ruby Pipeline.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the first quarter of $529 million, representing a four percent decrease compared to the same period in the prior year. The first quarter was negatively impacted by lower revenue due to lower interruptible volumes on the Drayton Valley, Peace and Vantage pipelines as well as lower foreign exchange rates. The first quarter also was negatively impacted by higher operating expense due to higher power costs and integrity spending, partially offset by higher cost recoveries.

  Pipelines volumes of 2,587 mboe/d in the first quarter represent a two percent decrease compared to the same period in the prior year. The decrease largely was driven by lower interruptible volumes on the Drayton Valley, Peace and Vantage pipelines, partially offset by higher seasonal volumes on Alliance Pipeline and higher interruptible volumes on Ruby Pipeline.
  Facilities reported adjusted EBITDA of $269 million for the first quarter, which represents a five percent increase over the same period in the prior year. The increase was primarily due to the contribution from new fractionation facilities at Empress, and Duvernay III being placed into service during the fourth quarter of 2020, combined with higher revenue at the Redwater Complex, partially offset by higher operating expenses due to higher power costs.

  Facilities volumes of 895 mboe/d in the first quarter represents a two percent increase compared to the same period in the prior year. The quarterly increase was due to higher supply volumes at the Redwater Complex and incremental revenue volumes associated with Duvernay III being placed into service in November 2020.
  Marketing & New Ventures reported first quarter adjusted EBITDA of $90 million, which represents a 64 percent increase compared to the same period in the prior year. The period was positively impacted by a $134 million increase in net revenue as a result of higher propane and crude oil prices during the first quarter of 2021, combined with higher marketed NGL volumes, partially offset by a $105 million increase to the realized loss on commodity-related derivatives.

  NGL marketed volumes of 221 mboe/d in the first quarter represents a 13 percent increase compared to the same period in the prior year. Marketed NGL volumes increased as Pembina continued to monetize storage positions that were built up during the second and third quarters of 2020, when commodity prices were lower, combined with increased supply volumes at the Redwater Complex.

Executive Overview

In the first quarter of 2021, Pembina delivered strong financial and operational results, reflecting increased commodity prices and rising volumes on many of its systems. Over the past few quarters, across both the Pipelines and Facilities divisions, we have seen steady increases in physical volumes, which reached pre-pandemic peak levels in April 2021. With many systems operating near take-or-pay levels throughout the second half of 2020, Pembina is beginning to realize the anticipated benefits of its operational leverage or 'torque' with incremental volumes providing higher margins.

Higher prices and margins on crude oil and NGL as well as higher NGL sales volumes in the quarter also led to strong results in our marketing business. Excluding realized gains and losses on commodity-related derivatives, first quarter adjusted EBITDA in Marketing & New Ventures improved $140 million, or 368 percent, relative to the first quarter of 2020 and $97 million, or 120 percent, compared to fourth quarter of 2020. The underlying marketing business has improved significantly, however our frac spread hedges and other commodity-related derivatives offset some of the increases.

The Company has hedged approximately 50 percent of its 2021 frac spread exposure, excluding Aux Sable. These systematic hedges were entered into throughout 2019 and 2020. Additional discretionary winter NGL storage-related hedges were also entered into in 2020 to secure seasonal opportunities during an uncertain time. There remain no further such discretionary hedges beyond the first quarter of 2021. With the start-up of PRT and new fractionation facilities at Empress, Pembina is reviewing its revised exposure profile as well as the current pricing environment. The Company intends to hedge 50 percent of its 2022 frac spread exposure, excluding Aux Sable, prior to 2022.

Given the improvement in commodity prices, and the expectation of a post-pandemic economic recovery, we continue to have a constructive view of Western Canadian Sedimentary Basin ("WCSB") activity levels. In particular, our business development activities are being informed by a promising outlook for volume growth in the northeast British Columbia Montney and Alberta Duvernay areas, both of which Pembina serves today. Stronger commodity prices are allowing our producing customers on average to generate greater than expected discretionary cash flow. While the priority to date amongst this group broadly has been debt reduction and shareholder returns, we see growing evidence that these producers will increasingly begin to allocate capital to new drilling, resulting in WCSB volume growth later this year and into 2022. Furthermore, new infrastructure including the Trans Mountain pipeline expansion, LNG Canada, Enbridge's Line 3 Replacement, and Pembina's and third-party NGL export terminals, are expected to collectively improve relative pricing for Canadian hydrocarbons and support future growth in the WCSB. As well, the Government of Alberta's continued and increasing support and commitments related to the petrochemical industry, including various incentive programs, are expected to drive higher petrochemical feedstock (including ethane, propane and butane) demand in western Canada. We have named these factors collectively 'Advantage Canada' and we expect them to generate ample new opportunities for Pembina in the future. These opportunities include the potential re-activation of the currently deferred Peace Pipeline expansions and the expansion of the Prince Rupert Terminal, as well as our $4 billion portfolio of unsecured brownfield and greenfield projects.

Pembina is reiterating it previously disclosed 2021 adjusted EBITDA guidance range of $3.2 - $3.4 billion. Pembina's 2021 capital program is fully funded by cash flow after dividends and towards the middle and upper end of the guidance range, excess cash flow will be available for debt reduction, dividend increases, or opportunistic common share repurchases. During the first quarter of 2021, the timing of certain cash payments and receipts resulted in a draw on working capital and consequently no excess discretionary cash flow was available. As the year progresses, Pembina will continue to assess the optimal allocation of excess discretionary cash flow based on the outlook for new capital investments beyond 2021 and the prevailing price of Pembina's common shares.

Business Update

Prince Rupert Terminal

Pembina recently celebrated the official start-up of its first propane marine export facility, PRT, on Watson Island, British Columbia. Pembina completed dry commissioning of PRT on March 19, 2021 and began loading propane onto vessels on April 9, 2021. As of April 22, two vessels had departed PRT, destined for international markets. The start-up of PRT is a major step in providing new market solutions and helping add incremental value to western Canadian hydrocarbons. In conjunction with Pembina's unit train capabilities, PRT will link the rest of the Company's natural gas liquids infrastructure in western Canada with growing demand markets throughout the world, with the majority of the increased value flowing to those customers in Pembina's marketing pool.

Pembina is also pleased to announce that it has entered into a one-year agreement with a subsidiary of Mitsui whereby Mitsui will purchase substantially all of the post-commissioning cargos shipped from PRT. Propane shipped from PRT will be primarily destined for northeast Asia. Mitsui's global reach and market knowledge ensures that propane shipped through PRT will reach the highest value markets in the world.

Working together with the community, governments, and First Nations, Pembina was able to transform and re-purpose a contaminated site on Watson Island into a key connection point in moving liquefied petroleum gas from rail cars to vessels off the West Coast. Pembina invested approximately $12 million in remediation activities and together with the City of Prince Rupert removed a toxic and abandoned pulp mill, replacing it with a key income generating asset, which will have lasting benefits for all stakeholders.

The construction of PRT provided significant economic benefits to the Prince Rupert area including approximately 200 construction positions and, now in operation, about 25 permanent full-time positions. Approximately 35 percent of the project spend was allocated towards local and Indigenous contractors. As well, a training program was established to provide local and Indigenous job candidates with an opportunity to obtain specialized training. Since the beginning of the PRT project, Pembina has also proudly invested over $350,000 into local community and emergency response programs that promote safety; improve access to education; protect or preserve the environment; create community spaces; and encourage a healthy lifestyle.

Pembina is grateful for the support it has received from multiple levels of government in the development of this project:

"With our partners at Pembina, we've been able to move forward together," said Mayor Lee Brain, City of Prince Rupert. "Working closely together over six years, we've been able to bring Watson Island back into operation."

"Pembina's propane export terminal in the Prince Rupert area is a welcome investment in our province" said The Honourable Bruce Ralston, Minister of Energy, Mines and Low Carbon Innovation, British Columbia. Minister Ralston added, "I am glad to see companies like Pembina finding ways to repurpose land to deliver sustainable development solutions. The project is creating local jobs and enhancing partnerships in the North Coast that will benefit local and Indigenous communities for decades to come."

The Honourable Seamus O'Regan Jr., Minister of Natural Resources commented: "Diversifying export markets for Canadian natural resources creates jobs for our proud energy workers. The Prince Rupert propane export terminal will increase the competitiveness of Western Canada's propane producers and strengthen Canada's position as a reliable supplier of low-cost energy to the world."

Renewable Power Purchase Agreement

Pembina is taking concrete steps towards delivering on the Company's Carbon Stand and continues to demonstrate its commitment to providing responsible energy transportation and midstream services that deliver much needed oil and gas products to market. While proudly providing these services, Pembina is also taking steps to reduce its environmental footprint through the reduction of emissions and other impacts to the environment caused by its business activities.

Pembina views power purchase agreements as an effective tool to support development of renewable energy infrastructure, lower emissions and support the transition to a lower carbon energy system. Pembina is pleased to announce that it has signed a long-term, 100 MW, PPA with a subsidiary of TransAlta Corporation ("TransAlta"), that supports development of the 130 MW Garden Plain Wind Project in Alberta, with an expected start-up in the second half of 2022.

The PPA provides significant benefits to Pembina including securing cost-competitive renewable energy and fixing the price for a portion of the power Pembina consumes. The 100 MW of capacity from the PPA should provide an estimated 335,000 MWh annually of renewable energy to Alberta's power grid, or enough to power over 45,000 homes for a year. This PPA represents approximately 15 percent of Pembina's equity share of total 2019 electrical power consumption.

Further, the PPA is expected to generate on average approximately 135,000 tonnes of CO2e emission offsets annually, or an estimated total of 1.8 million tonnes of CO2e emission offsets. Initially, Pembina will use the offsets to reduce its own emissions with the option to sell or bank future offsets for other uses.

The emissions reductions available from the PPA and the cogeneration facility currently being constructed at Empress represent approximately seven percent of Pembina's 2019 reported greenhouse gas emissions. Pembina has committed to reducing the carbon intensity of each business it operates and by the end of 2021 will have taken concrete action in this area and published 5-year emission targets, of which these two projects will form a component thereof.

Executive Retirements and Appointments

Two of Pembina's long-standing officers, Paul Murphy, Senior Vice President & Corporate Services Officer, and Jason Wiun, Senior Vice President & Chief Operating Officer, Pipelines, retired at the end of March. Mr. Murphy's tenure at Pembina provided leadership and experience on several critical expansions and acquisitions. In his 23 years with Pembina, Mr. Wiun was instrumental in the growth of the Peace Pipeline system and the successful integration of Alliance Pipeline, Alberta Ethane Gathering System, Vantage Pipeline, and the recently acquired Cochin Pipeline and Edmonton Terminals. On behalf of Pembina, we congratulate Mr. Murphy and Mr. Wiun on their retirements and thank them for their contributions to Pembina's success.

Pembina is pleased to announce the promotion of Janet Loduca, currently General Counsel & Vice President, Legal & Sustainability, to Senior Vice President, External Affairs and Chief Legal and Sustainability Officer. That role was previously held by Harry Andersen, who has been appointed Senior Vice President & Chief Operating Officer, Pipelines. Ms. Loduca and Mr. Andersen both assumed their new roles at the beginning of April. Further information on both Ms. Loduca and Mr. Andersen is available on the Company's website at www.pembina.com/about/officer-team/. Pembina is currently recruiting for the position of Senior Vice President, Corporate Services Division. Welcoming a candidate with deep experience to this role will be key to helping the Company successfully execute its strategy.

Pembina recognizes the value that different viewpoints bring to our business and is taking important steps to ensure we have an inclusive and diverse workforce. Currently, over 20 percent of Pembina's executive team, which includes Senior Vice Presidents and Vice Presidents, identify as female. Pembina's leadership team has committed to increasing diversity at the executive level by 2025, which we are confident will enable us to attract a broader talent pool at all levels of the organization.

Projects and New Developments(1)

Pipelines:

  Pembina continues to progress its Phase VII Expansion ("Phase VII"), which includes a new 20-inch, approximately 220 km pipeline and two new pump stations or terminal upgrades. Phase VII will add approximately 160 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the mainlines downstream of Fox Creek. Right-of-way clearing and procurement activities are in progress and construction is expected to commence in mid-June. The project has a capital budget of $775 million and has an expected in-service date in the first half of 2023.
  The Phase VIII Expansion and Phase IX Expansion remain deferred, however the initial contracts supporting the projects are still in place and there remain strong indications of interest for incremental capacity. Value engineering work is ongoing and Pembina expects to make a decision in the second half of 2021 whether to re-activate these projects.

Facilities:

  During the quarter, Pembina and its 45 percent owned joint venture, Veresen Midstream, safely completed the start-up of Hythe Developments. The project includes an expansion of 125 MMcf/d (56 MMcf/d net to Pembina) of sour gas processing at Veresen Midstream's existing Hythe Gas Plant, approximately 60 km of 12-inch sour gas pipeline, a compressor station and various Pembina-owned laterals.
  At the end of the first quarter, Pembina completed and placed into service the Prince Rupert Terminal, a propane export terminal located on Watson Island, British Columbia with permitted capacity of 25,000 barrels per day.
  Pembina continues to progress the Empress Cogeneration Facility. The Facility will use natural gas to generate up to 45 megawatts of electrical power, thereby reducing overall operating costs by providing power and heat to the existing Empress NGL Extraction Facility. All the power will be consumed on site, thereby supplying approximately 90 percent of the site's power requirements. Further, this project will contribute to annual greenhouse gas emission reductions at the Empress NGL Extraction Facility through the utilization of cogeneration waste heat and low-emission power generated. This project has received all regulatory permits to commence activities at the site and construction is scheduled to commence in May 2021. The project has a capital budget of $120 million with an expected in-service date in the fourth quarter of 2022.
  The Prince Rupert Terminal Expansion remains deferred. Engineering of the expansion is well advanced and Pembina expects to make a final investment decision in the second half of 2021.
(1)	For further details on the Company's significant assets, including definitions for capitalized terms used herein that are not otherwise defined, refer to Pembina's Annual Information Form for the year ended December 31, 2020 filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Marketing & New Ventures:

  Pembina's New Ventures group continues to advance business opportunities in petrochemicals, liquified natural gas, and low-carbon energy. The group is focused on developing opportunities that integrate into Pembina's core businesses, while progressing projects that will extend Pembina's value-chain and benefit stakeholders. One example of this work includes the 100 MW renewable wind power agreement discussed above.

Financing

  On January 25, 2021, Pembina closed a $600 million offering of Fixed-to-Fixed Rate Subordinated Hybrid Notes (the "Series 1 Subordinated Notes"). The Series 1 Subordinated Notes have a fixed 4.80 percent interest rate, payable semi-annually, which resets on January 25, 2031, and on every fifth anniversary thereafter, based on the five-year Government of Canada Yield plus: 4.17 percent for the period from, and including, January 25, 2031 to, but excluding January 25, 2051; and 4.92 percent for the period from, and including, January 25, 2051 to, but excluding January 25, 2081. Pembina used the net proceeds of the offering of the Series 1 Subordinated Notes to fund the redemption of its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11, its outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13, to repay outstanding debt, as well as for general corporate purposes.
  On February 25, 2021, the Toronto Stock Exchange ("TSX") accepted the Company's notice of intention to commence a normal course issuer bid that allows the Company to repurchase, at its discretion, up to approximately 27.5 million common shares through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems, or as otherwise permitted by applicable securities laws, subject to certain restrictions on the number of common shares that may be purchased on a single day. Common shares purchased by the Company will be cancelled. The program commenced March 2, 2021 and will terminate on March 1, 2022 or on such earlier date as the Company completes its purchases pursuant to the notice of intention. No common shares were purchased by Pembina during the first quarter of 2021.
  On March 1, 2021, Pembina redeemed all of the 6.8 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 11 (the "Series 11 Class A Preferred Shares") for a redemption price equal to $25.00 per Series 11 Class A Preferred Share, less taxes required to be deducted or withheld by the Company.
  On March 25, 2021, Pembina cancelled its $800 million revolving credit facility. No balance was outstanding on the cancellation date.
  On March 29, 2021, Ruby amended the maturity date of its term loan to April 30, 2021. Ruby Pipeline LLC repaid the term loan in full on April 19, 2021.
  Subsequent to quarter end, on April 6, 2021, Pembina announced its intention to redeem all of the 10 million issued and outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 13 (the "Series 13 Class A Preferred Shares") on June 1, 2021 for a redemption price equal to $25.00 per Series 13 Class A Preferred Shares, less taxes required to be deducted or withheld by the Company.
  On April 28, 2021, DBRS Limited upgraded its ratings to 'BBB (high)' in respect of Pembina's senior unsecured medium-term notes, 'BBB (low)' to the Series 1 Subordinated Notes and 'Pfd-3 (high)' to each issued series of Pembina's Class A Preferred Shares, other than the Class A Preferred Shares, Series 2021-A, which are deliverable to the holders of the Series 1 Subordinated Notes following the occurrence of certain bankruptcy or insolvency events in respect of Pembina.
  Subsequent to quarter end, Pembina extended its revolving and operating credit facilities to June 2026 and May 2022, respectively.

Dividends

  Pembina declared and paid dividends of $0.21 per common share in January, February and March 2021 for the applicable record dates.
  Pembina declared and paid quarterly dividends per Class A Preferred Share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.27375; Series 9: $0.268875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of February 1, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.29275 to shareholders of record on March 15, 2021. Pembina also declared and paid quarterly dividends per Class A Preferred Share of Series 23: $0.328125; and Series 25: $0.3250 to shareholders of record on February 1, 2021.

First Quarter 2021 Conference Call & Webcast

Pembina will host a conference call on Friday, May 7, 2021 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss results for the first quarter of 2021. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 14, 2021 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9083723.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://produceredition.webcasts.com/starthere.jsp?ei=1354254&tp_key=7450e25cf7 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual Meeting of Common Shareholders

The Company will hold its Annual Meeting of Common Shareholders ("AGM") on Friday, May 7, 2021 at 2:00 p.m. MT (4:00 p.m. ET). The AGM will he held as a virtual-only meeting, which will be conducted via live video webcast at https://web.lumiagm.com/?fromUrl=475399186. Participants are recommended to register for the virtual webcast at least 10 minutes before the presentation start time.

For further information on Pembina's virtual AGM, kindly visit www.pembina.com.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for more than 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; and is growing an export terminals business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: Pembina's corporate strategy and the development of new business initiatives and growth opportunities, the anticipated benefits therefrom and the expected timing thereof; expectations about industry activities and development opportunities, including outlooks related thereto; expectations about future demand for Pembina's infrastructure and services; expectations relating to new infrastructure projects, including the benefits therefrom and timing thereof; expectations regarding government programs and initiatives and the anticipated benefits therefrom; Pembina's sustainability, climate change and environmental, social and governance plans, initiatives and strategies, including expectations relating to Pembina's Carbon Stand, carbon intensity and diversity commitments, and emissions targets; planning, construction, capital expenditure estimates, schedules, locations, expected capacity, incremental volumes, completion and in-service dates, rights, activities and operations with respect to the construction of, or expansions on, existing pipelines systems, gas services facilities, processing and fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of Pembina's projects on its future financial performance and stakeholders; expectations relating to PPAs, including the anticipated environmental benefits therefrom; pipeline, processing, fractionation and storage facility and system operations and throughput levels; the expected benefits from Pembina's agreements; decisions and activities related to deferred projects; budget trends; the impact of current and expected market conditions on Pembina; expectations regarding adjusted EBITDA; expected sources of liquidity; expected cost savings and Pembina's ability to maintain such cost savings into the future; expectations regarding Pembina's NGL storage positions and its intentions with respect thereto; expected volumes across Pembina's conventional pipelines business; levels and types of contracted volumes; Pembina's options for allocating capital; plans and expectations relating to hedging; expectations regarding the repurchase and redemption of shares and the timing thereof; and expected future cash flows and the sufficiency thereof to fund Pembina's capital program.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; constraints on the, or the unavailability of, adequate infrastructure; the political environment in North American and elsewhere, and public opinion; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, and adjusted cash flow from operating activities per common share, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS"). Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their most directly comparable GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, other than as described herein, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's MD&A for the three months ended March 31, 2021, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:45e 06-MAY-21